

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 12, 2017

<u>Via E-mail</u>
Luis Saenz
Chief Executive Officer
Li3 Energy, Inc.
Matias Cousiño 82, Of 806
Santiago de Chile, 8320269, Chile

>   **Re: Li3 Energy, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2016**
>   **Filed October 7, 2016**
>   **File No. 000-54303**

Dear Mr. Saenz:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                            Sincerely,

                                            /s/ James Lopez (for)

                                            John Reynolds
                                            Assistant Director
                                            Office of Beverages, Apparel and
                                            Mining

cc: William Macdonald, Esq.
     Macdonald Tuskey